Exhibit 99.2

EXECUTION VERSION

GOLDCORP INC.

as Issuer

and

WELLS FARGO BANK, NATIONAL ASSOCIATION

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of March 20, 2013

to

Indenture

Dated as of March 20, 2013

Creating series of Securities designated as

2.125% Notes due 2018

3.700% Notes due 2023

TABLE OF CONTENTS

Page

ARTICLE ONE
INTERPRETATIONS AND AMENDMENTS

SECTION 101. First Supplemental Indenture	3
SECTION 102. Definitions in First Supplemental Indenture	3
SECTION 103. Interpretation not Affected by Headings	4

ARTICLE TWO
2018 NOTES

SECTION 201. Form and Terms of 2018 Notes	4
SECTION 202. Issuance of 2018 Notes	6

ARTICLE THREE
2023 NOTES

SECTION 301. Form and Terms of 2023 Notes	6
SECTION 302. Issuance of 2023 Notes	8

ARTICLE FOUR
OPTIONAL REDEMPTION OF NOTES

SECTION 401. Redemption of 2018 Notes	9
SECTION 402. Redemption of 2023 Notes	9
SECTION 403. Certain Additional Definitions Relating to Redemption of Notes	10

ARTICLE FIVE
CHANGE OF CONTROL

SECTION 501. Change of Control	10
SECTION 502. Certain Additional Definitions Relating to Change of Control	12

ARTICLE SIX
GENERAL

SECTION 601. Effectiveness	14
SECTION 602. Effect of Recitals	14
SECTION 603. Ratification of Original Indenture	14
SECTION 604. Governing Law	15
SECTION 605. Severability	15
SECTION 606. Acceptance of Trust	15
SECTION 607. Benefits of First Supplemental Indenture	15
SECTION 608. Multiple Originals	15

THIS FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”) dated as of March 20, 2013, between GOLDCORP INC., a corporation duly organized and existing under the laws of the Province of Ontario (herein called the “Company”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, as trustee (herein called the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of March 20, 2013 (the “Original Indenture”) providing for the issuance from time to time of its debentures, notes or other evidences of indebtedness (hereinafter called “Securities”) in one or more series;

WHEREAS, Sections 201, 301 and 901(9) of the Original Indenture provide that the Company and the Trustee may from time to time enter into one or more indentures supplemental thereto to establish the form or terms of Securities of a new series issued pursuant to the Original Indenture;

WHEREAS, the Company desires to issue US$500,000,000 aggregate principal amount of 2.125% Notes due 2018 (the “2018 Notes”) and US$1,000,000,000 aggregate principal amount of 3.700% Notes due 2023 (the “2023 Notes” and, together with the 2018 Notes, the “Notes”);

WHEREAS, the Company has requested that the Trustee execute and deliver this First Supplemental Indenture. The Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel pursuant to Sections 102 and 903 of the Original Indenture to the effect, among other things, that all conditions precedent provided for in the Original Indenture to the Trustee’s execution and delivery of this First Supplemental Indenture have been complied with. All acts and things necessary have been done and performed to make this First Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects; and

WHEREAS, all things necessary to make this First Supplemental Indenture and the Notes, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the legal, valid and binding obligations of the Company in accordance with the terms of the Notes and this First Supplemental Indenture, have been done.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH: For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE

INTERPRETATIONS AND AMENDMENTS

SECTION 101. First Supplemental Indenture. As used herein “First Supplemental Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this First Supplemental Indenture and not to any particular Article, Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and further include the terms of the Notes set forth in the forms of Notes annexed as Schedule A or B hereto.

SECTION 102. Definitions in First Supplemental Indenture. All terms contained in this First Supplemental Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, unless the context otherwise specifies or requires; provided, however, that notwithstanding the foregoing, the terms “Company” and “Trustee” shall have the respective meanings given to them in the Original Indenture.

SECTION 103. Interpretation not Affected by Headings. The division of this First Supplemental Indenture into Articles and Sections, the provision of the table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this First Supplemental Indenture.

ARTICLE TWO

2018 NOTES

SECTION 201. Form and Terms of 2018 Notes. There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this First Supplemental Indenture, a series of Securities which shall consist of an aggregate principal amount of US$500,000,000 2018 Notes; provided, however, that if the Company shall, at any time after the date hereof, increase the principal amount of 2018 Notes which may be issued and issue such increased principal amount (or any portion thereof), then any such additional 2018 Notes so issued shall have the same form and terms (other than the date of issuance and the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the 2018 Notes theretofore issued; provided further that, if the additional 2018 Notes are not fungible with the outstanding 2018 Notes for U.S. federal income tax purposes, the additional 2018 Notes shall have a separate CUSIP number.

The 2018 Notes will mature, and the principal of the 2018 Notes and accrued and unpaid interest thereon shall be due and payable, on March 15, 2018 (the “2018 Stated Maturity”), or such earlier date as the principal of any of the 2018 Notes may become due and payable in accordance with the provisions of the Original Indenture and this First Supplemental Indenture.

The 2018 Notes shall bear interest on the principal amount thereof from March 20, 2013 or from and including the most recent interest payment date to which interest shall have been paid or provided for payment on the 2018 Notes, whichever is later, at the rate of 2.125% per annum, payable semi-annually in arrears on March 15 and September 15 (each, a “2018 Interest Payment Date”) of each year, commencing September 15, 2013, until the principal of and premium, if any, on the applicable series of 2018 Notes is paid or provided for payment. Interest on the 2018 Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest payable, and punctually paid or provided for, on any 2018 Interest Payment Date shall, as provided in the Original Indenture, be paid to the Persons in whose names the 2018 Notes (or one or more predecessor 2018 Notes) are registered at the close of business on March 1 or September 1 (the “2018 Regular Record Dates”), as the case may be, immediately prior to such 2018 Interest Payment Date, regardless of whether any such 2018 Regular Record Date is a Business Day. Any such interest on the 2018 Notes not so punctually paid or provided for on any 2018 Interest Payment Date shall be payable, as applicable, as provided in the form of 2018 Note annexed hereto as Schedule A to this First Supplemental Indenture.

For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest to which the rate payable under the 2018 Notes is equivalent is the rate payable under the 2018 Notes multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period. For the foregoing purposes, each year of 360 days and the period of twelve 30-day months comprised in such year shall be deemed to commence on the day of the month from which interest on the 2018 Notes is expressed to accrue upon the original issue thereof.

All payments of principal of, premium, if any, and interest on the 2018 Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “US$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America. If any date on which principal of, premium, if any, and interest on the 2018 Notes is payable is not a Business Day, then payment of the principal of, premium, if any, and interest on that date will be made on the next succeeding day which is a Business Day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

The principal of, premium, if any, and interest on the 2018 Notes shall be payable, and the 2018 Notes may be surrendered for exchange, registration, transfer or discharge from registration, at the Corporate Trust Office of the Trustee in The City of New York, New York, and in such other places as the Company may from time to time designate in accordance with the Original Indenture. The Trustee is hereby appointed as the initial Paying Agent and Security Registrar for the 2018 Notes in The City of New York, New York.

The 2018 Notes shall be issued only as registered Global Securities, without coupons, in denominations of US$2,000 and any integral multiples of US$1,000 in excess thereof. The 2018 Notes initially will be represented by one or more Global Securities (collectively, the “2018 Global Notes”) registered in the name of The Depository Trust Company, as Depositary or its nominee, or a successor depositary or its nominee.

The certificates representing the 2018 Notes shall bear the following legend:

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF DTC OR A NOMINEE OF DTC. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN DTC OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR NOMINEE OF SUCH SUCCESSOR DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

The 2018 Notes and the certificate of authentication of the Trustee endorsed thereon shall be in the form set out in Schedule A to this First Supplemental Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning any 2018 Note to be conclusively evidenced by its authentication of such 2018 Note.

The Security Register referred to in Section 305 of the Original Indenture shall, with respect to the 2018 Notes, be kept at the office or agency in The City of New York, New York that the Company may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the Trustee in The City of New York, New York), and at such other place or places as the Company with the approval of the Trustee may hereafter designate.

The 2018 Notes shall be subject to redemption at the option of the Company as provided in Article Four (Optional Redemption of Notes) of this First Supplemental Indenture and Article Eleven of the Original Indenture and repurchase by the Company as provided in Article Five (Change of Control) of this First Supplemental Indenture. The Company shall not otherwise be required to redeem, purchase or repay 2018 Notes pursuant to any mandatory redemption, sinking fund or analogous provision or at the option of the Holders thereof. The 2018 Notes will not be convertible into or exchangeable for securities of any Person.

The 2018 Notes shall have the other terms and provisions set forth in the form of 2018 Note attached hereto as Schedule A to this First Supplemental Indenture with the same force and effect as if such terms and provisions were set forth in full herein.

SECTION 202. Issuance of 2018 Notes. The 2018 Notes in the aggregate principal amount of US$500,000,000 shall be executed by the requisite authorized officers of the Company and delivered by the Company to the Trustee on the date of issue for authentication and delivery pursuant to and in accordance with the provisions of Section 303 of the Original Indenture and, upon the requirements of such provisions being complied with, the 2018 Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Company Order of the Company without any further act or formality on the part of the Company. The Trustee shall have no duty or responsibility with respect to the use or application of any of the 2018 Notes so certified and delivered or the proceeds thereof.

ARTICLE THREE

2023 NOTES

SECTION 301. Form and Terms of 2023 Notes. There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this First Supplemental Indenture, a series of Securities which shall consist of an aggregate principal amount of US$1,000,000,000 2023 Notes; provided, however, that if the Company shall, at any time after the date hereof, increase the principal amount of 2023 Notes which may be issued and issue such increased principal amount (or any portion thereof), then any such additional 2023 Notes so issued shall have the same form and terms (other than the date of issuance and the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the 2023 Notes theretofore issued; provided further that, if the additional 2023 Notes are not fungible with the outstanding 2023 Notes for U.S. federal income tax purposes, the additional 2023 Notes shall have a separate CUSIP number.

The 2023 Notes will mature, and the principal of the 2023 Notes and accrued and unpaid interest thereon shall be due and payable, on March 15, 2023 (the “2023 Stated Maturity”), or such earlier date as the principal of any of the 2023 Notes may become due and payable in accordance with the provisions of the Original Indenture and this First Supplemental Indenture.

The 2023 Notes shall bear interest on the principal amount thereof from March 20, 2013 or from and including the most recent interest payment date to which interest shall have been paid or provided for payment on the 2023 Notes, whichever is later, at the rate of 3.700% per annum, payable semi-annually in arrears on March 15 and September 15 (each, a “2023 Interest Payment Date”) of each year, commencing September 15, 2013, until the principal of and premium, if any, on the applicable series of 2023 Notes is paid or provided for payment. Interest on the 2023 Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest payable, and punctually paid or provided for, on any 2023 Interest Payment Date shall, as provided in the Original Indenture, be paid to the Persons in whose names the 2023 Notes (or one or more predecessor 2023 Notes) are registered at the close of business on March 1 or September 1 (the “2023 Regular Record Dates”), as the case may be, immediately prior to such 2023 Interest Payment Date, regardless of whether any such 2023 Regular Record Date is a Business Day. Any such interest on the 2023 Notes not so punctually paid or provided for on any 2023 Interest Payment Date shall be payable, as applicable, as provided in the form of 2023 Note annexed hereto as Schedule B to this First Supplemental Indenture.

For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest to which the rate payable under the 2023 Notes is equivalent is the rate payable under the 2023 Notes multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period. For the foregoing purposes, each year of 360 days and the period of twelve 30-day months comprised in such year shall be deemed to commence on the day of the month from which interest on the 2023 Notes is expressed to accrue upon the original issue thereof.

All payments of principal of, premium, if any, and interest on the 2023 Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. If any date on which principal of, premium, if any, and interest on the 2023 Notes is payable is not a Business Day, then payment of the principal of, premium, if any, and interest on that date will be made on the next succeeding day which is a Business Day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

The principal of, premium, if any, and interest on the 2023 Notes shall be payable, and the 2023 Notes may be surrendered for exchange, registration, transfer or discharge from registration, at the Corporate Trust Office of the Trustee in The City of New York, New York, and in such other places as the Company may from time to time designate in accordance with the Original Indenture. The Trustee is hereby appointed as the initial Paying Agent and Security Registrar for the 2023 Notes in The City of New York, New York.

The 2023 Notes shall be issued only as registered Global Securities, without coupons, in denominations of US$2,000 and any integral multiples of US$1,000 in excess thereof. The 2023 Notes initially will be represented by one or more Global Securities (collectively, the “2023 Global Notes”) registered in the name of The Depository Trust Company, as Depositary or its nominee, or a successor depositary or its nominee.

The certificates representing the 2023 Notes shall bear the following legend:

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF DTC OR A NOMINEE OF DTC. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN DTC OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR NOMINEE OF SUCH SUCCESSOR DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

The 2023 Notes and the certificate of authentication of the Trustee endorsed thereon shall be in the form set out in Schedule B to this First Supplemental Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning any 2023 Note to be conclusively evidenced by its authentication of such 2023 Note.

The Security Register referred to in Section 305 of the Original Indenture shall, with respect to the 2023 Notes, be kept at the office or agency in The City of New York, New York that the Company may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the Trustee in The City of New York, New York), and at such other place or places as the Company with the approval of the Trustee may hereafter designate.

The 2023 Notes shall be subject to redemption at the option of the Company as provided in Article Four (Optional Redemption of Notes) of this First Supplemental Indenture and Article Eleven of the Original Indenture and repurchase by the Company as provided in Article Five (Change of Control) of this First Supplemental Indenture. The Company shall not otherwise be required to redeem, purchase or repay 2023 Notes pursuant to any mandatory redemption, sinking fund or analogous provision or at the option of the Holders thereof. The 2023 Notes will not be convertible into or exchangeable for securities of any Person.

The 2023 Notes shall have the other terms and provisions set forth in the form of 2023 Note attached hereto as Schedule B to this First Supplemental Indenture with the same force and effect as if such terms and provisions were set forth in full herein.

SECTION 302. Issuance of 2023 Notes. The 2023 Notes in the aggregate principal amount of US$1,000,000,000 shall be executed by the requisite authorized officers of the Company and delivered by the Company to the Trustee on the date of issue for authentication and delivery pursuant to and in accordance with the provisions of Section 303 of the Original Indenture and, upon the requirements of such provisions being complied with, the 2023 Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Company Order of the Company without any further act or formality on the part of the Company. The Trustee shall have no duty or responsibility with respect to the use or application of any of the 2023 Notes so certified and delivered or the proceeds thereof.

ARTICLE FOUR

OPTIONAL REDEMPTION OF NOTES

SECTION 401. Redemption of 2018 Notes. The 2018 Notes shall be redeemable, in whole or in part, at any time at the option of the Company (in the manner and in accordance with and subject to the terms and provisions set forth in Article Eleven of the Original Indenture), at a Redemption Price equal to the greater of:

(i) 100% of the principal amount of the 2018 Notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2018 Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points;

plus, in each case, accrued interest thereon to, but not including, the Redemption Date.

The Company shall provide written notice to the Trustee prior to the Redemption Date of the calculation of the Redemption Price. The Redemption Price shall be calculated by the Independent Investment Banker, and the Company, the Trustee and any Paying Agent shall be entitled to rely conclusively on such calculation.

SECTION 402. Redemption of 2023 Notes. The 2023 Notes shall be redeemable, in whole or in part, at any time at the option of the Company, subject to the following conditions:

(a) prior to December 15, 2022 (the date that is three months prior to the 2023 Stated Maturity), the 2023 Notes shall be redeemable (in the manner and in accordance with and subject to the terms and provisions set forth in Article Eleven of the Original Indenture), at a Redemption Price equal to the greater of:

(i) 100% of the principal amount of the 2023 Notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points;

plus, in each case, accrued interest thereon to, but not including, the Redemption Date; and

(b) on or after December 15, 2022 (the date that is three months prior to the 2023 Stated Maturity), the 2023 Notes shall be redeemable (in the manner and in accordance with and subject to the terms and provisions set forth in Article Eleven of the Original Indenture), at a Redemption Price equal to (i) 100% of the principal amount of the 2023 Notes to be redeemed, plus (ii) accrued interest thereon to, but not including, the Redemption Date.

The Company shall provide written notice to the Trustee prior to the Redemption Date of the calculation of the Redemption Price. The Redemption Price shall be calculated by the Independent Investment Banker, and the Company, the Trustee and any Paying Agent shall be entitled to rely conclusively on such calculation.

SECTION 403. Certain Additional Definitions Relating to Redemption of Notes. For the purposes of this First Supplemental Indenture, the following expressions shall have the following meanings:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Company obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company;

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such Redemption Date.

“Reference Treasury Dealer” means each of HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their respective affiliates which are primary U.S. government securities dealers, and three other primary U.S. government securities dealers in the United States (each a “Primary Treasury Dealer”) selected by the Company, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, the Company shall substitute another Primary Treasury Dealer.

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

ARTICLE FIVE

CHANGE OF CONTROL

SECTION 501. Change of Control. With respect to each series of 2018 Notes and 2023 Notes:

(a) Upon the occurrence of a Change of Control Repurchase Event, unless all Notes of such series have been called for redemption pursuant to Section 401 or 402 hereof, as applicable, the Company shall be required to make an offer to each Holder of the Notes of such series to repurchase all or any part (in multiples of US$1,000 with no Notes of a principal amount of US$2,000 or less purchased in part) of such Holder’s Notes of such series at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes of such series repurchased plus accrued and unpaid interest thereon, if any, to, but not including the date of repurchase (the “Change of Control Payment”).

(b) Within 30 days following any Change of Control Repurchase Event, or, at the Company’s option, prior to any Change of Control, but after the public announcement of the Change of Control, the Company shall mail, or cause to be mailed, a notice to each Holder of Notes of such series, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the Notes of such series on the Change of Control Payment Date (as defined below) specified in such notice and specifying:

(i) if applicable, that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or a portion of such Holder’s Notes of such series at a repurchase price in cash equal to the Change of Control Payment and that all Notes of such series tendered will be accepted for payment;

(ii) the circumstances and relevant facts regarding such Change of Control;

(iii) the instructions, as determined by the Company, consistent with this Section 501, that a Holder must follow in order to have its Notes of such series purchased;

(iv) the Change of Control Payment and the repurchase date, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”);

(v) the CUSIP number for the Notes of such series;

(vi) that any Note of such series not tendered shall continue to accrue interest;

(vii) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes of such series accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(viii) that Holders electing to have any Notes of such series purchased pursuant to a Change of Control Offer will be required to surrender such Notes to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(ix) that Holders shall be entitled to withdraw their election referred to in clause (viii) if the Paying Agent receives, not later than the close of business on the first Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes of such series delivered for purchase, and a statement that such Holder is withdrawing his election to have the Notes of such series purchased;

(x) that Holders whose Notes of such series are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes of such series surrendered, which unpurchased portion will be equal to US$2,000 in principal amount or an integral multiple of US$1,000 in excess thereof; and

(xi) if such notice is mailed prior to the date of consummation of the Change of Control, that the Change of Control Offer is conditioned on the Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

(c) The Company shall comply with the requirements of Rule 14e–1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes of a series as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 501, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 501 by virtue of such conflict.

(d) On the Change of Control Payment Date, the Company will, to the extent lawful:

(i) accept for payment all Notes of such series or portions thereof properly tendered pursuant to the Change of Control Offer;

(ii) deposit with the Trustee or the Paying Agent, as applicable, an amount equal to the Change of Control Payment in respect of all Notes of such series or portions of Notes of such series properly tendered; and

(iii) deliver or cause to be delivered to the Trustee or the Paying Agent, as applicable, the Notes of such series so accepted by the Company, for cancellation, together with an Officers’ Certificate stating the aggregate principal amount of Notes of such series or portions of Notes of such series being purchased by the Company.

(e) The Trustee or the Paying Agent, as applicable, shall promptly mail, or if sent through the Depositary, in accordance with the procedures of the Depositary, to each Holder of Notes of the applicable series properly tendered the Change of Control Payment for such Notes of such series, and the Trustee shall promptly authenticate and deliver (or cause to be transferred by book entry) to each Holder a new Note of such series equal in principal amount to any unpurchased portion of any Notes of such series surrendered; provided, that each new Note of such series shall be in a minimum principal amount of US$2,000 and integral multiple of US$1,000 in excess thereof.

(f) The Company shall not be required to make a Change of Control Offer upon a Change of Control Repurchase Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 501 applicable to a Change of Control Offer made by the Company and such third party purchases all Notes of such series properly tendered and not withdrawn under such Change of Control Offer.

(g) Prior to the occurrence of a Change of Control Repurchase Event, the provisions set forth in this Section 501 may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes of the applicable series.

SECTION 502. Certain Additional Definitions Relating to Change of Control. For the purposes of this First Supplemental Indenture, the following expressions shall have the following meanings:

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s assets and the assets of the Company’s subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to the Company or one of its subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3) the Company consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Company’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, Voting Stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction;

(4) the first day on which the majority of the members of the Company’s Board of Directors cease to be Continuing Directors; or

(5) the adoption of a plan relating to the Company’s liquidation or dissolution.

Notwithstanding the foregoing, any holding company whose only significant asset is capital stock of the Company or any of the Company’s direct or indirect parent companies shall not itself be considered a “person” or “group” for purposes of clause (2) above.

“Change of Control Offer” means an offer to repurchase the Notes of a series pursuant to Section 501 hereof.

“Change of Control Repurchase Event” means each of the Rating Agencies during the trigger period (as defined below) downgrade their ratings of a series of Notes by at least one “notch” and, following such downgrades, the Notes of such series are rated below Investment Grade by each of the Rating Agencies on any date during the 60-day period (the “trigger period”) (which trigger period shall be extended so long as the rating of the Notes of such series is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of the (1) public announcement by the Company of any Change of Control (or pending Change of Control) or (2) consummation of such Change of Control. Notwithstanding the foregoing, no Change of Control Repurchase Event shall be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of the Company’s Board of Directors who:

(1) was a member of such Board of Directors on March 13, 2013; or

(2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Company’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by the Company.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s and S&P; provided, that if either Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for any reason that is beyond the Company’s control, the Company may select (as certified by a resolution of the Company’s Board of Directors) a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies Inc., and its successors.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

ARTICLE SIX

GENERAL

SECTION 601. Effectiveness. This First Supplemental Indenture shall become effective upon its execution and delivery.

SECTION 602. Effect of Recitals. The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Securities or the proceeds thereof. The Trustee accepts the amendments of the Original Indenture effected by this First Supplemental Indenture, but on the terms and conditions set forth in the Original Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee. The Trustee makes no representations as to (i) the validity or sufficiency of this First Supplemental Indenture or of the Securities, except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture and authenticate the Securities, (ii) the proper authorization hereof by the Company by action or otherwise, (iii) the due execution hereof by the Company or (iv) the consequences of any amendment herein provided for.

SECTION 603. Ratification of Original Indenture. The Original Indenture as supplemented by this First Supplemental Indenture is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Original Indenture in the manner and to the extent herein and therein provided.

SECTION 604. Governing Law. This First Supplemental Indenture, the Original Indenture as supplemented hereby and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 605. Severability. In case any provision in this First Supplemental Indenture, the Original Indenture as supplemented hereby or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 606. Acceptance of Trust. The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein before set forth in trust for the various Persons who shall from time to time be Holders subject to all the terms and conditions herein set forth.

SECTION 607. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

SECTION 608. Multiple Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this First Supplemental Indenture. Delivery of an executed counterpart of a signature page to this First Supplemental Indenture by telecopier, facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery as a manually executed counterpart thereof and may be used in lieu of the original First Supplemental Indenture for all purposes.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, as of the day and year first above written.

GOLDCORP INC.

By:	/s/ Frank Crema
	Name:	Frank Crema
	Title:	Vice President, Treasurer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Yana Kislenko
	Name:	Yana Kislenko
	Title:	Vice President

[Signature Page for the First Supplemental Indenture]

SCHEDULE A

FORM OF 2018 NOTE

FACE OF NOTE

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF DTC OR A NOMINEE OF DTC. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN DTC OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR NOMINEE OF SUCH SUCCESSOR DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

GOLDCORP INC.

2.125% Notes due 2018

No. 1	$500,000,000

CUSIP No.: 380956 AC6

ISIN No.: US380956AC63

GOLDCORP INC., a corporation incorporated under the laws of the Province of Ontario (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $500,000,000 (FIVE HUNDRED MILLION DOLLARS) on March 15, 2018, at the office or agency of the Company referred to below, and to pay interest thereon on September 15, 2013, and semi-annually thereafter on March 15 and September 15 in each year, from and including March 20, 2013 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 2.125% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue principal or interest at the rate borne by this Security from and including the date on which such overdue principal, or interest becomes payable to but excluding the date payment of such principal or interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest, and (to the extent lawful) interest on such Defaulted Interest at the rate borne by the Securities of this series, may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: March 20, 2013	GOLDCORP INC.

By:
Name:
Title:

By:
Name:
Title:

Attest:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

REVERSE SIDE OF NOTE

This Security is one of a duly authorized issue of securities of the Company designated as its 2.125% Notes due 2018 (herein called the “Securities”), limited (except as otherwise provided in the Indenture referred to below and except as provided in the second succeeding paragraph) in aggregate principal amount to $500,000,000, which may be issued under an indenture (herein called the “Original Indenture”) dated as of March 20, 2013 between the Company and Wells Fargo Bank, National Association, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by a first supplemental indenture dated as of March 20, 2013, between the Company and the Trustee (herein called the “First Supplemental Indenture” and, the Original Indenture as supplemented by the First Supplemental Indenture, herein called the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing $500,000,000 aggregate principal amount of the Securities of this series.

Payment of the principal of (and premium, if any,) and interest on this Security will be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained in the United States by the payee. Notwithstanding the foregoing, payments of principal, premium, if any, and interest on a global Security registered in the name of a Depositary or its nominee will be made by wire transfer of immediately available funds. Principal paid in relation to any Security of this series at Maturity shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

As provided for in the Indenture, the Company may from time to time without notice to, or the consent of, the Holders of the Securities, create and issue additional Securities of this series under the Indenture, equal in rank to the Outstanding Securities of this series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new Securities of this series or except for the first payment of interest following the issue date of the new Securities of this series) so that the new Securities of this series shall be consolidated and form a single series with the Outstanding Securities of this series and have the same terms as to status, redemption or otherwise as the Outstanding Securities of this series; provided that, if the additional Securities of this series are not fungible with the outstanding Securities of this series for U.S. federal income tax purposes, the additional Securities shall have a separate CUSIP number.

The Company shall pay to the Holder of this Security such Additional Amounts and other amounts as may be payable under Section 1009 of the Indenture. Whenever in this Security there is mentioned, in any context, the payment of principal (or premium, if any), interest or any other amount payable under or with respect to this Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Securities of this series are subject to redemption, in whole but not in part, at the option of the Company at a Redemption Price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the applicable Redemption Date, all on the terms and subject to the conditions set forth in Section 1109 of the Indenture.

The Securities of this series are subject to redemption upon not less than 30 or more than 60 days’ notice, as a whole or in part, at any time at the election of the Company, at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in each case, accrued interest thereon to, but not including, the Redemption Date.

In the event of redemption of the Securities of this series in part only, the Trustee will select the Securities to be redeemed by a method determined by the Trustee to be fair and appropriate.

In the case of any redemption of Securities of this series, interest installments whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant record dates according to their terms and the provisions of Section 307 of the Indenture. Securities of this series (or portions thereof) for whose redemption payment is made or duly provided for in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities of this series for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

Upon the occurrence of a Change of Control Repurchase Event, unless all Securities have been called for redemption by the Company as described above, the Company shall be required to make an offer to each Holder of Securities to repurchase all or any part (in denominations of $2,000 and integral multiples of $1,000 in excess thereof) of such Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities repurchased plus any accrued and unpaid interest on the Securities repurchased to, but not including, the date of repurchase, as provided in, and subject to the terms of, the Indenture.

If an Event of Default shall occur and be continuing, the principal of all the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Securities do not have the benefit of sinking fund obligations.

The Indenture contains provisions for defeasance at any time of (i) the entire indebtedness of the Company on this Security and (ii) certain restrictive covenants and the related Defaults and Events of Default applicable to the Securities of this series, upon compliance by the Company, with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all series affected by such amendment or modification. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities of this series at the time Outstanding, on behalf of the Holders of all the Securities of this series, to waive compliance by the Company with certain provisions of the Indenture and also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series with respect to which a Default shall have occurred and shall be continuing, on behalf of the Holders of all Outstanding Securities of such affected series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable on the Security Register of the Company, upon surrender of this Security for registration of transfer at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiples of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities of this series, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to the time of due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security is overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under a Security of this series for any period in any calendar year (the “calculation period”) is equivalent is the rate payable under a Security of this series in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

If at any time, (i) the Depositary for the Securities of this series notifies the Company that it is unwilling or unable or no longer qualified to continue as Depositary for the Securities of this series or if at any time the Depositary for the Securities of this series shall no longer be a clearing agency registered or in good standing under the Securities Exchange Act of 1934, as amended and a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, as the case may be, (ii) the Company determines that the Securities of this series shall no longer be represented by a global Security or Securities or (iii) any Event of Default shall have occurred and be continuing with respect to the Securities of this series, then in such event the Company will execute and the Trustee will authenticate and deliver Securities of this series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities of this series in definitive registered form shall be registered in such names and issued in such authorized denominations as the Depository, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities of this series to the Persons in whose names such Securities of this series are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All references herein to “dollars” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time should be legal tender for the payment of public and private debts, and all terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

SCHEDULE B

FORM OF 2023 NOTE

FACE OF NOTE

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF DTC OR A NOMINEE OF DTC. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN DTC OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR NOMINEE OF SUCH SUCCESSOR DEPOSITARY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

GOLDCORP INC.

3.700% Notes due 2023

No. [—]	$500,000,000

CUSIP No.: 380956 AD4

ISIN No.: US380956AD47

GOLDCORP INC., a corporation incorporated under the laws of the Province of Ontario (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $500,000,000 (FIVE HUNDRED MILLION DOLLARS) on March 15, 2023, at the office or agency of the Company referred to below, and to pay interest thereon on September 15, 2013, and semi-annually thereafter on March 15 and September 15 in each year, from and including March 20, 2013 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 3.700% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue principal or interest at the rate borne by this Security from and including the date on which such overdue principal, or interest becomes payable to but excluding the date payment of such principal or interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest, and (to the extent lawful) interest on such Defaulted Interest at the rate borne by the Securities of this series, may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: March 20, 2013	GOLDCORP INC.

By:
Name:
Title:

By:
Name:
Title:

Attest:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

REVERSE SIDE OF NOTE

This Security is one of a duly authorized issue of securities of the Company designated as its 3.700% Notes due 2023 (herein called the “Securities”), limited (except as otherwise provided in the Indenture referred to below and except as provided in the second succeeding paragraph) in aggregate principal amount to $1,000,000,000, which may be issued under an indenture (herein called the “Original Indenture”) dated as of March 20, 2013 between the Company and Wells Fargo Bank, National Association, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by a first supplemental indenture dated as of March 20, 2013, between the Company and the Trustee (herein called the “First Supplemental Indenture” and, the Original Indenture as supplemented by the First Supplemental Indenture, herein called the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing $500,000,000 aggregate principal amount of the Securities of this series.

Payment of the principal of (and premium, if any,) and interest on this Security will be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained in the United States by the payee. Notwithstanding the foregoing, payments of principal, premium, if any, and interest on a global Security registered in the name of a Depositary or its nominee will be made by wire transfer of immediately available funds. Principal paid in relation to any Security of this series at Maturity shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

As provided for in the Indenture, the Company may from time to time without notice to, or the consent of, the Holders of the Securities, create and issue additional Securities of this series under the Indenture, equal in rank to the Outstanding Securities of this series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new Securities of this series or except for the first payment of interest following the issue date of the new Securities of this series) so that the new Securities of this series shall be consolidated and form a single series with the Outstanding Securities of this series and have the same terms as to status, redemption or otherwise as the Outstanding Securities of this series; provided that, if the additional Securities of this series are not fungible with the outstanding Securities of this series for U.S. federal income tax purposes, the additional Securities shall have a separate CUSIP number.

The Company shall pay to the Holder of this Security such Additional Amounts and other amounts as may be payable under Section 1009 of the Indenture. Whenever in this Security there is mentioned, in any context, the payment of principal (or premium, if any), interest or any other amount payable under or with respect to this Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Securities of this series are subject to redemption, in whole but not in part, at the option of the Company at a Redemption Price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the applicable Redemption Date, all on the terms and subject to the conditions set forth in Section 1109 of the Indenture.

The Securities of this series are subject to redemption upon not less than 30 or more than 60 days’ notice, as a whole or in part, at any time at the election of the Company. Prior to December 15, 2022, the Securities shall be redeemable at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued interest thereon to, but not including, the Redemption Date. If the Securities of this series are redeemed on or after December 15, 2022, the Securities may be redeemed at a Redemption Price equal to 100% of the principal amount of the Securities to be redeemed, plus, accrued interest thereon to, but not including, the Redemption Date.

In the event of redemption of the Securities of this series in part only, the Trustee will select the Securities to be redeemed by a method determined by the Trustee to be fair and appropriate.

In the case of any redemption of Securities of this series, interest installments whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant record dates according to their terms and the provisions of Section 307 of the Indenture. Securities of this series (or portions thereof) for whose redemption payment is made or duly provided for in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities of this series for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

Upon the occurrence of a Change of Control Repurchase Event, unless all Securities have been called for redemption by the Company as described above, the Company shall be required to make an offer to each Holder of Securities to repurchase all or any part (in denominations of $2,000 and integral multiples of $1,000 in excess thereof) of such Holder’s Securities at a repurchase price in cash equal to 101% of the aggregate principal amount of the Securities repurchased plus any accrued and unpaid interest on the Securities repurchased to, but not including, the date of repurchase, as provided in, and subject to the terms of, the Indenture.

If an Event of Default shall occur and be continuing, the principal of all the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Securities do not have the benefit of sinking fund obligations.

The Indenture contains provisions for defeasance at any time of (i) the entire indebtedness of the Company on this Security and (ii) certain restrictive covenants and the related Defaults and Events of Default applicable to the Securities of this series, upon compliance by the Company, with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all series affected by such amendment or modification. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities of this series at the time Outstanding, on behalf of the Holders of all the Securities of this series, to waive compliance by the Company with certain provisions of the Indenture and also contains provisions permitting the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series with respect to which a Default shall have occurred and shall be continuing, on behalf of the Holders of all Outstanding Securities of such affected series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable on the Security Register of the Company, upon surrender of this Security for registration of transfer at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiples of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities of this series, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to the time of due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security is overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under a Security of this series for any period in any calendar year (the “calculation period”) is equivalent is the rate payable under a Security of this series in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

If at any time, (i) the Depositary for the Securities of this series notifies the Company that it is unwilling or unable or no longer qualified to continue as Depositary for the Securities of this series or if at any time the Depositary for the Securities of this series shall no longer be a clearing agency registered or in good standing under the Securities Exchange Act of 1934, as amended and a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, as the case may be, (ii) the Company determines that the Securities of this series shall no longer be represented by a global Security or Securities or (iii) any Event of Default shall have occurred and be continuing with respect to the Securities of this series, then in such event the Company will execute and the Trustee will authenticate and deliver Securities of this series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities of this series in definitive registered form shall be registered in such names and issued in such authorized denominations as the Depository, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities of this series to the Persons in whose names such Securities of this series are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All references herein to “dollars” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time should be legal tender for the payment of public and private debts, and all terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.